Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

References are made to (i) the announcement of the Company dated October 17, 2023, and (ii) the circular of the Company dated November 24, 2023, in relation to, inter alia , the Existing Yihai Master Purchase Agreement and YIZHIHUA Agreements.

The Existing Yihai Master Purchase Agreement and the YIZHIHUA Agreements will expire on December 31, 2026. As the Company intends to continue the transactions thereunder after that date, on October 26, 2026, the Company, for itself and on behalf of its subsidiaries, entered into the following agreements:

(i)	the Second Renewed Yihai Master Purchase Agreement with Yihai, for itself and on behalf of its subsidiaries;

(ii)	the First Renewed Master Decoration Project Management Service Agreement with YIZHIHUA, for itself and on behalf of its subsidiaries; and

(iii)	the First Renewed Master Decoration Project General Contract Service Agreement with YIZHIHUA, for itself and on behalf of its subsidiaries.

The agreements referred to in paragraphs (ii) and (iii) above are collectively referred to as the “First Renewed YIZHIHUA Agreements”. Each of the above agreements is for a term of three years, commencing on January 1, 2027 and ending on December 31, 2029 (both days inclusive).

As the highest of the applicable percentage ratios calculated with reference to the proposed annual caps of the Second Renewed Yihai Master Purchase Agreement is more than 5%, the transactions contemplated thereunder are subject to reporting, annual review, announcement and the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. As the highest of the applicable percentage ratios calculated with reference to the proposed annual caps of the First Renewed YIZHIHUA Agreements is more than 0.1% but less than 5%, the transactions contemplated thereunder are subject to reporting, annual review and announcement requirements, but exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

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In respect of the Second Renewed Yihai Master Purchase Agreement and the transactions and proposed annual caps thereunder, (i) an Extraordinary General Meeting will be convened by the Company for the Independent Shareholders to consider and, if thought fit, to approve the same; (ii) the Independent Board Committee comprising all the independent non-executive Directors has been formed to advise the Independent Shareholders; and (iii) Gram Capital, a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO, has been appointed as the Independent Financial Adviser to the Independent Board Committee and Independent Shareholders.

A circular containing, among others, further details of the Second Renewed Yihai Master Purchase Agreement, the transactions and the proposed annual caps thereunder, a letter of advice from the Independent Board Committee to the Independent Shareholders, a letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders, and the notice convening the Extraordinary General Meeting is expected to be made available to the Shareholders by electronic means, with printed copies dispatched upon request, on or before November 19, 2026.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

BACKGROUND

References are made to (i) the announcement of the Company dated October 17, 2023, and (ii) the circular of the Company dated November 24, 2023, in relation to, inter alia , the Existing Yihai Master Purchase Agreement and the YIZHIHUA Agreements. The Existing Yihai Master Purchase Agreement and the YIZHIHUA Agreements will expire on December 31, 2026. As the Company intends to continue the transactions thereunder after that date, on October 26, 2026, the Company, for itself and on behalf of its subsidiaries, entered into the following agreements:

(i)	the Second Renewed Yihai Master Purchase Agreement with Yihai, for itself and on behalf of its subsidiaries;

(ii)	the First Renewed Master Decoration Project Management Service Agreement with YIZHIHUA, for itself and on behalf of its subsidiaries; and

(iii)	the First Renewed Master Decoration Project General Contract Service Agreement with YIZHIHUA, for itself and on behalf of its subsidiaries.

The agreements referred to in paragraphs (ii) and (iii) above are collectively referred to as the “First Renewed YIZHIHUA Agreements”.

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SUMMARY OF THE CONTINUING CONNECTED TRANSACTION AGREEMENTS

				Proposed Annual Caps for the year ending December 31,
Transaction	Connected Person	Connected Relationship	Term	2027	2028	2029
				(US$’000)
Second Renewed Yihai Master Purchase Agreement	Yihai	Yihai was owned as to approximately 31.44% in aggregate by Mr. ZHANG Yong and Ms. SHU Ping as of the date of this announcement, and thus is a connected person of the Company	January 1, 2027 to December 31, 2029 (both days inclusive)	29,025	35,238	41,407
First Renewed YIZHIHUA Agreements	YIZHIHUA	YIZHIHUA was wholly owned by Mr. ZHANG Shuoyi, the brother of Mr. ZHANG Yong, as of the date of this announcement, and thus is a connected person of the Company	January 1, 2027 to December 31, 2029 (both days inclusive)	7,656	11,324	11,893

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THE SECOND RENEWED YIHAI MASTER PURCHASE AGREEMENT

Principal Terms

The principal terms of the Second Renewed Yihai Master Purchase Agreement are summarized below:

Date:	October 26, 2026

Parties:	(1)	The Company (for itself and on behalf of its subsidiaries)

	(2)	Yihai (for itself and on behalf of its subsidiaries)

Terms:	The Second Renewed Yihai Master Purchase Agreement has a term of three years commencing from January 1, 2027 to December 31, 2029 (both days inclusive), subject to the independent shareholders’ approval of both Yihai and the Company.

The Second Renewed Yihai Master Purchase Agreement will not be automatically renewed upon expiry of its term. If Yihai and the Company both wish to continue the transactions contemplated thereunder after such expiry, the parties shall enter into a new written agreement and shall negotiate the annual caps and other terms for the renewal term by reference to the then prevailing circumstances. Any such renewal and the related annual caps will be subject to re-compliance with the applicable requirements under Chapter 14A of the Listing Rules then in force, including the reporting, announcement and circular requirements and, if applicable, the obtaining of Independent Shareholders’ approval at the relevant time. During the term of the Second Renewed Yihai Master Purchase Agreement, the agreement may be terminated by, among others, the mutual written consent of the parties.

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Nature of transactions:	(1)	Purchase of SUPER HI Customized Products

During the term of the Second Renewed Yihai Master Purchase Agreement, Yihai Group will be the supplier of SUPER HI Customized Products to the Group and has undertaken to supply the SUPER HI Customized Products in accordance with the requirements of the Group as they may be adjusted from time to time. The Group has reserved the right to protect itself against any supply shortfall: (i) in the event that Yihai Group is unable to satisfy the quantity or quality of the products demanded by the Group, and such problem cannot be resolved within a reasonable period (not longer than 30 days) after negotiation between both parties, the Group may engage other third party suppliers; or (ii) the parties agree as otherwise. For instance, where the Company, having considered factors such as delivery costs and delivery time, determines that it would be more practical to engage a local third-party supplier, the Company may negotiate in good faith with Yihai Group and reach a mutual agreement on such engagement prior to appointing any such supplier.

Purchase of SUPER HI Customized Products will be made on the basis of individual orders specifying the type of product, purchase volume, sales price and delivery date. The purchase price of SUPER HI Customized Products shall be determined based on the pricing policy as set out below.

The Group owns the proprietary rights to the Condiments Formulae and authorizes Yihai Group and its contract manufacturers to use the Condiments Formulae for production of SUPER HI Customized Products on a royalty-free basis. Yihai Group is contractually obliged to, and shall use reasonable efforts to procure its contract manufacturers to, keep the Condiments Formulae confidential and, unless the Group has given written consent, refrain from supplying products that use the Condiments Formulae to any other third parties.

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For any upgrades and developments in the Condiments Formulae made through the joint efforts of Yihai Group and the Group, the Group will own the proprietary rights in the jointly improved formulae and Yihai Group and its contract manufacturers will have the right to use such formulae for production of SUPER HI Customized Products.

For any upgrades and developments in the Condiments Formulae made through Yihai Group’s own efforts, Yihai Group will own the proprietary rights in the independently developed formulae unless otherwise agreed between the parties.

(2)	Purchase of General Products

During the term of the Second Renewed Yihai Master Purchase Agreement, Yihai Group will be the supplier of the General Products to the Group for display and sale to consumers in the restaurants of the Group and on the online platforms of the Group. The General Products are manufactured using formulae owned by Yihai Group.

Purchase of each category of General Products will be made under separate specific sales contracts or individual orders specifying the type of product, quantity, unit price and delivery date. The purchase price of the General Products shall be determined based on the pricing basis as set out below.

Pricing basis:	Given the wide range of SUPER HI Customized Products and General Products supplied across multiple countries, fixing specific unit prices is not commercially practicable. Accordingly, prices shall be determined by the parties through arm’s length negotiations on the following basis:

(1)	Purchase of SUPER HI Customized Products

The purchase prices of SUPER HI Customized Products shall be determined with reference to: (i) historical prices; (ii) Yihai Group’s production cost, including the cost of raw materials, selling and administrative expenses; (iii) Yihai Group’s estimated overall net profit margin in comparable transactions with independent customers; and (iv) market prices of comparable products from Independent Third Parties.

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(2)	Purchase of General Products

The purchase prices of General Products shall be consistent with Yihai Group’s pricing policy for independent customers and no higher than the prices at which Yihai Group sells to its independent customers, determined with reference to the same factors as those applicable to the SUPER HI Customized Products.

To ensure that prices are fair and reasonable and no less favourable than those offered to Yihai Group’s independent customers, the Group, on an annual basis, will cross-check the prices of a representative sample of (a) SUPER HI Customized Products by soliciting quotes from two independent manufacturers for comparable products, and (b) General Products by conducting price surveys or research in selected operating markets. If Yihai Group offers less favourable terms than those available from Independent Third Parties, the Group will renegotiate with Yihai Group. If, following renegotiation, Yihai Group cannot meet the Group’s requirements, the Group may source the relevant products from other suppliers.

In addition, the Group has adopted comprehensive internal control measures to monitor the enforcement of the Second Renewed Yihai Master Purchase Agreement. For details, please refer to the section headed “Internal Control Measures” below.

Payment terms:	Payment for SUPER HI Customized Products and General Products under the Second Renewed Yihai Master Purchase Agreement will be made based on the purchase volume per order. Settlement will generally be made within one month from the receipt of products by the Group, or such other period as may be agreed between the parties on normal commercial terms.

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Reasons for and Benefits of the Transaction

The Company is an investment holding company, and its subsidiaries are principally engaged in restaurant operations, delivery business, and the sale of condiment products and food ingredients in overseas markets outside Greater China. Yihai Group is principally engaged in the research and development, manufacturing, distribution, and sale of high-quality hot pot condiments, compound condiments, and convenient ready-to-eat food products.

Being the supplier of SUPER HI Customized Products and General Products for the Group, Yihai Group has established a long-term, stable and mutually beneficial business relationship with the Group. The Directors consider that the continuation of such relationship is beneficial for a stable operation and business expansion of the Group and in the interests of the Company and the Shareholders as a whole.

The Company believes that the Second Renewed Yihai Master Purchase Agreement does not constitute undue reliance on Yihai Group or the Controlling Shareholders on the following grounds:

(1)	Long-standing and mutually beneficial relationship

There has been a continued long-term, stable and mutually beneficial business relationship between the Group and Yihai Group. Yihai Group has been the supplier of the SUPER HI Customized Products and General Products of the Group since 2012. The mass production capabilities of Yihai Group have ensured the stable supply of products that are price competitive, of high quality and compliant with stringent food safety standards to the Group, while the long-term and stable business relationship enables Yihai Group to grow alongside the Group’s expansion. In addition, Yihai Group has every incentive to protect the proprietary know-how and trade secrets due to the importance of the Group to its business, and the in-house research teams of both Yihai Group and the Group have been working closely to continuously upgrade and explore hot pot soup flavoring formulae. To maintain a mutually beneficial relationship is in the best interest of the shareholders of both Yihai Group and the Group.

(2)	Importance of the Group to Yihai Group

The purchase amount by the Group from Yihai Group for each of the two years ended December 31, 2024 and 2025 and the six months ended June 30, 2026 accounted for at least 20% of the total revenue of Yihai Group’s overseas business for the relevant period, being approximately US$16.6 million, US$19.1 million and US$10.3 million, respectively. Meanwhile, in 2024, 2025 and the six months ended June 30, 2026, the procurement from Yihai Group, which comprised SUPER HI Customized Products, represented approximately 65.27%, 67.71% and 67.65%, respectively, of the Group’s total soup base costs, and accordingly represented the majority of such costs, reflecting the stable and substantial demand that the Group provides to Yihai Group. Such percentages do not take into account food ingredients which are used primarily in menu dishes and, to a lesser extent, in soup bases, as those ingredients generally represent only a small portion of the Group’s total soup base costs. Given the leading market position of the Group in the Chinese-cuisine sector in the overseas market and the contribution of the Group to the overseas business of Yihai Group, the Company considers that Yihai Group has an incentive to deliver high-quality products at reasonable prices.

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(3)	Sourcing from alternative suppliers

The formulae for the SUPER HI Customized Products are owned by the Group. The Group has been identifying alternative suppliers for the SUPER HI Customized Products in case the supply from Yihai Group cannot meet the requirements and demand of the Group. The Company may consider engaging these alternative local third party suppliers to provide the SUPER HI Customized Products if the local regulatory authorities do not allow the import of certain materials used in these products from Yihai. The Company may also take into account other factors, including delivery cost and delivery time, in determining whether to engage these alternative local third-party suppliers. When the Company wishes to engage third party suppliers, the Company will enter into good-faith negotiations with Yihai Group in advance. In 2024, 2025 and up to the date of this announcement, the Group had not engaged any local third-party supplier without the prior consent of Yihai Group, and there was no dispute, claim or other legal proceeding between the Company and Yihai Group in relation to this matter.

The Group has entered into agreements with certain Independent Third Party suppliers of comparable soup base products, who have been added into the “Qualified Supplier List” maintained for the purpose of its business, to procure specific types of soup base products which Yihai Group is currently unable to manufacture. Such alternative suppliers are able to supply similar soup base products of comparable quality and pricing terms as those offered by Yihai Group. As the Group owns the formulae, which are tailored to the local taste and different from those of Haidilao International Holding Ltd., and the raw materials for the SUPER HI Customized Products can be readily sourced, the Company believes that in the unlikely event that Yihai Group ceases or is unable to supply to the Group, the Group would be able to source from alternative suppliers the SUPER HI Customized Products that meet its requirements and demand within a reasonable period of time, and the business of the Group would not be adversely affected. The Company has also identified one or two alternative suppliers for each of the jurisdictions where the Group has operations, who could manufacture the SUPER HI Customized Products that meet the requirements of the Group and with comparable pricing terms.

When selecting the alternative suppliers, the Group may consider those high-profile and reliable companies with proven business records, high brand recognition and good reputation. The Group will also request such suppliers to undertake to the Company under the relevant legally-binding agreements that they will use best commercial efforts to (i) keep confidential the Condiments Formulae, and (ii) unless with the Company’s written consent, refrain from selling products that use these formulae to any other third parties. They will also be requested to provide indemnity to the Company if any loss is incurred as a result of their leakage of the Condiments Formulae. Considering the influence of its brand, the scale of its business and the legally-binding agreements, it is reasonably expected that those third party suppliers have every incentive to protect the proprietary know-how and trade secrets and will not recklessly breach the contractual obligations under the agreements so as to maintain a mutually beneficial relationship with the Group. The Company will take various factors, including the qualifications, the operation history as well as the brand and reputation of the suppliers, the manufacturing capabilities, the pricing terms, the turnaround time, the historical cooperation records, etc., into consideration to decide whether the Company will engage Yihai or other alternative suppliers.

Under the Second Renewed Yihai Master Purchase Agreement, Yihai Group is the supplier of the General Products to the Group for display and sale to consumers in the restaurants of the Group and on the online platforms of the Group. Given the revenue generated from sales of the General Products is relatively insignificant to the Group, in the unlikely event that Yihai Group ceases or reduces the supply of such products to the Group, the potential effect on the business, financial condition and results of operations would be immaterial. Therefore, the Company believes that it is unnecessary to secure alternative suppliers of such products.

(4)	Fair and reasonable pricing terms

Under the Second Renewed Yihai Master Purchase Agreement, the pricing of SUPER HI Customized Products and General Products is determined by fair and arm’s length negotiation with reference to historical transaction prices, the relevant cost structure (including raw material costs and selling and administrative expenses), Yihai Group’s net profit margin level in comparable transactions with Independent Third Parties, and market prices of comparable products in transactions with other Independent Third Parties. The final transaction price is also determined or adjusted by reference to each party’s internal policies on the management of connected transactions. Any adjustment requires the mutual agreement of the parties, and the final transaction terms will, where comparable transactions are available, be no less favourable to the Group than terms available from Independent Third Parties. The Group will use objective comparison criteria including product specifications, quality and food-safety requirements, order volume, delivery terms, geographic market, payment terms and timing. Where no directly comparable supplier or product is available, the Group will use a documented cost-plus method or another reasonable alternative method, such as a benchmarked price or prior-period price adjusted for documented cost changes, subject to cross-departmental review and approval.

(5)	High level of transparency and corporate governance measures

Yihai is listed on the Stock Exchange and the transactions with the Group are subject to the applicable requirements under the Listing Rules, including annual review, reporting and disclosure requirements. The Company will apply the internal control measures described under “Internal Control Measures” to monitor the fairness and reasonableness of the transactions, the use of the proposed annual caps under the Second Renewed Yihai Master Purchase Agreement and compliance with that agreement. These measures are intended to protect the interests of the Company and the Shareholders as a whole.

Historical Amounts

The following table sets forth the historical transaction amounts of the purchases by the Group from Yihai Group for the two years ended December 31, 2024 and 2025 and the six months ended June 30, 2026:

For the year ended December 31,		For the six months ended June 30,
2024	2025	2026
		(Unaudited)
	(US$’000)
16,576	19,052	10,345

Proposed Annual Caps

The Company estimates that the annual caps for the continuing connected transactions contemplated under the Second Renewed Yihai Master Purchase Agreement for the three years ending December 31, 2027, 2028 and 2029 are as follows:

Proposed annual cap for the year ending December 31,
2027	2028	2029
	(US$’000)
29,025	35,238	41,407

Reasons for the Proposed Annual Caps and Basis of Determination

The proposed annual caps for the Second Renewed Yihai Master Purchase Agreement have been estimated by building up the Group’s expected purchase requirement for each product category from its projected restaurant and delivery revenue and its historical procurement ratios, based on the following factors:

(i)	the historical transaction amounts with Yihai Group, with the Group’s audited financial information and actual procurement for the year ended December 31, 2025 used as the starting point for the projections;

(ii)	the projected revenue of the Group’s restaurant operations for each of the three years ending December 31, 2027, 2028 and 2029, derived by applying to the actual restaurant revenue for the year ended December 31, 2025 a growth rate reflecting (a) the expected increase in the number of restaurants in operation (including Haidilao branded restaurants and secondary branded restaurants under the “Pomegranate Plan”); and (b) a moderate single-digit assumption for other same-store growth led by factors such as menu pricing, customer flow and table turnover rate, together with the projected revenue of the Group’s delivery business, estimated by reference to its historical proportion of restaurant revenue for the year ended December 31, 2025;

(iii)	the estimated purchase volume for each product category, derived by applying to the projected revenue referred to in paragraph (ii) above a ratio of raw materials and consumables to revenue close to the Group’s historical ratio for the year ended December 31, 2025, and then applying to that amount, for the SUPER HI Customized Products, a proportion close to the historical proportion of purchases from Yihai Group for the year ended December 31, 2025, and, for the General Products, a nominal proportion reflecting their minimal use relative to the Group’s overall business and the projected retail sales channels, in each case taking into account the Group’s historical procurement levels and procurement patterns, expected changes in same-store demand, customer flow and operating performance, as well as the anticipated changes in product mix and the development or introduction of new or upgraded products;

(iv)	the expected price movement for each product category, taking into account, among other things, changes in raw material, production, logistics and other relevant costs, expected cost inflation, prevailing market prices, and, where applicable, foreign exchange fluctuations in respect of purchases or costs exposed to a currency other than US$; and

(v)	an appropriate degree of flexibility to accommodate reasonably foreseeable changes in the Group’s business development and operating conditions.

Information on the Parties

The Company is an investment holding company, and its subsidiaries are principally engaged in restaurant operations, delivery business, and the sale of condiment products and food ingredients in overseas markets outside Greater China.

Yihai Group principally conducts manufacturing, distribution and sale, as well as research and development, of high-quality hot pot condiment products, compound condiment and convenient ready-to-eat food products. Yihai Group has been a supplier for the business of the Group for many years.

Listing Rules Implications

As at the date of this announcement, the Company was owned as to approximately 43.02% in aggregate by Mr. ZHANG Yong and Ms. SHU Ping, who are spouses of each other and are among the Controlling Shareholders of the Company. Ms. SHU Ping is also the chairperson of the Board and a non-executive Director. Accordingly, each of Mr. ZHANG Yong and Ms. SHU Ping is a connected person of the Company. As at the date of this announcement, Yihai was owned as to approximately 31.44% in aggregate by Mr. ZHANG Yong and Ms. SHU Ping. On the basis that Yihai is controlled by Mr. ZHANG Yong and Ms. SHU Ping as its ultimate beneficial owners, Yihai is an associate of each of them and therefore a connected person of the Company. The transactions under the Second Renewed Yihai Master Purchase Agreement constitute continuing connected transactions of the Company under the Listing Rules. Since the highest of the applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the proposed annual caps under the Second Renewed Yihai Master Purchase Agreement will exceed 5%, the transactions are subject to the annual review, reporting, announcement, circular (including independent financial advice) and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

THE FIRST RENEWED YIZHIHUA AGREEMENTS

Principal Terms

The First Renewed Master Decoration Project Management Service Agreement

The principal terms of the First Renewed Master Decoration Project Management Service Agreement are summarized below:

Date:	October 26, 2026

Parties:	(1)	The Company (for itself and on behalf of its subsidiaries)

	(2)	YIZHIHUA (for itself and on behalf of its subsidiaries)

Terms:	The First Renewed Master Decoration Project Management Service Agreement has a term of three years commencing from January 1, 2027 to December 31, 2029 (both days inclusive).

The First Renewed Master Decoration Project Management Service Agreement will not be automatically renewed upon expiry of its term. If YIZHIHUA and the Company both wish to continue the transactions contemplated thereunder after such expiry, the parties shall enter into a new written agreement and shall negotiate the annual caps and other terms for the renewal term by reference to the then prevailing circumstances. Any such renewal and the related annual caps will be subject to re-compliance with the applicable requirements under Chapter 14A of the Listing Rules then in force. During the term of the First Renewed Master Decoration Project Management Service Agreement, the agreement may be terminated, among others, by the mutual written consent of the parties.

Nature of transactions:	During the term of the First Renewed Master Decoration Project Management Service Agreement, YIZHIHUA has agreed to provide decoration project management and related services, including but not limited to, selecting and supervising the design and construction subcontractors, and provision of procurement services to the Group in connection with the interior decoration and renovation of its restaurants.

Pricing basis:	The management service fee will be determined in accordance with a fee schedule agreed by both parties, which sets out a fixed reference fee per project for each service stage (namely design management, bidding management and construction management), differentiated by region, with reference to the prevailing market rates of comparable decoration project management services.

To ensure that the fee is fair and reasonable, the Group will compare YIZHIHUA’s fee with comparable quotations from at least two Independent Third Party service providers (where available). Depending on the market in which the relevant project is located, such comparison will be conducted either on a project-by-project basis or on an annual basis for the relevant market.

In selecting the service provider, the Group will apply consistent selection criteria and take into account a range of factors, including the quoted price, scope of services, and the service provider’s scale, professional qualifications, service capability, past performance track record and ability to meet project delivery requirements, so as to ensure that the commercial terms offered by the selected service provider are fair and reasonable and in the interests of the Group. The selection of service providers is not determined solely on the basis of quoted price.

Payment terms:	Payment of the management fees under the First Renewed Master Decoration Project Management Service Agreement will be made based on the project acceptance rating and in accordance with the payment milestones under the relevant project contract. The fee payable will be reduced by a pre-agreed percentage where the project fails to achieve the highest rating at final acceptance.

The First Renewed Master Decoration Project General Contract Service Agreement

The principal terms of the First Renewed Master Decoration Project General Contract Service Agreement are summarized below:

Date:	October 26, 2026

Parties:	(1)	The Company (for itself and on behalf of its subsidiaries)

	(2)	YIZHIHUA (for itself and on behalf of its subsidiaries)

Terms:	The First Renewed Master Decoration Project General Contract Service Agreement has a term of three years commencing from January 1, 2027 to December 31, 2029 (both days inclusive).

The First Renewed Master Decoration Project General Contract Service Agreement will not be automatically renewed upon expiry of its term. If YIZHIHUA and the Company both wish to continue the transactions contemplated thereunder after such expiry, the parties shall enter into a new written agreement and shall negotiate the annual caps and other terms for the renewal term by reference to the then prevailing circumstances. Any such renewal and the related annual caps will be subject to re-compliance with the applicable requirements under Chapter 14A of the Listing Rules then in force. During the term of the First Renewed Master Decoration Project General Contract Service Agreement, the agreement may be terminated by, among other things, the mutual written consent of the parties.

Nature of transactions:	During the term of the First Renewed Master Decoration Project General Contract Service Agreement, YIZHIHUA has agreed to provide decoration project general contract services to the Group in connection with the interior decoration and renovation of the Group’s restaurants, including but not limited to, selecting and engaging subcontractors to carry out the decoration work and purchasing machinery and equipment for the projects.

Pricing basis:	The general contract service fee will be determined based on the total cost, quality and area of the relevant decoration project, with reference to the prevailing market rates of comparable decoration project general contract services.

Each project will be awarded through a tender process, under which the Group will compare YIZHIHUA’s tender quotations and relevant terms with Independent Third Party service providers (where available).

In evaluating and awarding the projects, the Group will apply consistent evaluation criteria and take into account a combination of factors, including the tender price, scope of services, and the tenderer’s professional qualifications, project execution capability and past performance track record, so as to assess the overall commercial terms of each tender, rather than making the selection solely on the basis of the quoted price.

Payment terms:	Payment of the decoration fees under the First Renewed Master Decoration Project General Contract Service Agreement will be made in accordance with the payment milestones set out in the relevant project contract.

Reasons for and Benefits of the Transactions

The Group has an established business relationship with YIZHIHUA, which is familiar with the Group’s restaurant design standards, operational requirements and project execution processes. The renewal of the YIZHIHUA Agreements is expected to facilitate continuity and coordination in the Group’s restaurant decoration and renovation projects. YIZHIHUA’s local presence and experience in the relevant markets are also expected to support efficient project delivery and consistent quality control, including where multiple projects are undertaken concurrently.

In respect of the decoration and renovation projects for the Group’s restaurants in Malaysia, the Group will continue to adopt the general contract arrangement, given that YIZHIHUA has obtained the relevant licences required to provide decoration general contracting services locally, and that the general contract arrangement facilitates the overall coordination of the decoration works and the management of subcontractors and clearly defines the responsibility for project delivery. For other regions where YIZHIHUA has not obtained the licences required to provide decoration general contracting services locally, the Group will continue to adopt the project management arrangement, under which YIZHIHUA will be responsible for coordinating and supervising local subcontractors.

The Group will continue to select service providers from its “Qualified Supplier List” on a project-by-project basis, taking into account their recent project performance, quotations and available service capacity. YIZHIHUA will remain subject to the same supplier selection criteria as Independent Third Party service providers, maintaining competitive procurement and mitigating the risk of undue reliance on YIZHIHUA or the Controlling Shareholders. Service fees under the First Renewed YIZHIHUA Agreements will be determined in accordance with the pricing basis set out under the sub-section headed “Pricing basis” above.

In light of the above, the Directors consider that the renewal of the YIZHIHUA Agreements will support the Group’s ongoing decoration and renovation requirements and is beneficial to the Group and in the interests of the Company and its Shareholders as a whole.

Historical Amounts

The following table sets forth the historical amounts of the procurement of decoration services by the Group from YIZHIHUA for the two years ended December 31, 2024 and 2025 and the six months ended June 30, 2026:

	For the year ended		For the six months ended
	December 31,		June 30,
	2024	2025	2026
			(Unaudited)
		(US$’000)
The New Master Decoration Project Management Service Agreement	74	125	84
The Master Decoration Project General Contract Service Agreement	3,034	1,925	73
Total	3,108	2,050	157

Proposed Annual Caps

The Company estimates the proposed annual caps for the continuing connected transactions contemplated under the First Renewed YIZHIHUA Agreements for the three years ending December 31, 2027, 2028 and 2029 are as below:

	Proposed annual cap for the year ending December 31,
	2027	2028	2029

	(US$’000)
The First Renewed Master Decoration Project Management Service Agreement	1,849	2,107	2,873
The First Renewed Master Decoration Project General Contract Service Agreement	5,807	9,217	9,020
Total	7,656	11,324	11,893

Reasons for the Proposed Annual Caps and Basis of Determination

The proposed annual caps for the First Renewed YIZHIHUA Agreements have been estimated by building up the number of restaurant decoration and renovation projects expected to be awarded to YIZHIHUA, the estimated decoration cost of each such project and the applicable fees determined in accordance with the respective pricing bases of the First Renewed YIZHIHUA Agreements, taking into account the following factors:

(i)	the fee schedule for decoration project management services agreed between YIZHIHUA and the Group and the estimated fees for decoration project general contract services, in each case consistent with the respective pricing basis described above, and the expected fluctuation in such fees during the term;

(ii)	the estimated number of new restaurants the Group plans to open and decorate and the estimated number of existing restaurants the Group plans to renovate during each of the three years ending December 31, 2027, 2028 and 2029, and the proportion of such projects expected to be awarded to YIZHIHUA (distinguishing between projects in Malaysia to be undertaken on a general contracting basis and projects in other markets to be undertaken on a project management basis), having regard to the Group’s expansion and renovation plan and its historical allocation of projects between YIZHIHUA and Independent Third Party service providers;

(iii)	the estimated average decoration cost per restaurant project, estimated by reference to the Group’s actual average decoration cost per restaurant for the year ended December 31, 2025 and the expected mix of restaurant size, format and location, and separately for projects undertaken on a general contracting basis and on a project management basis;

(iv)	the labor costs, raw material prices and their expected fluctuations in the countries where the Group operates and plans to expand;

(v)	the past experience of the Group in restaurant decoration projects and the major terms and payment schedule for the general contract services and project management services; and

(vi)	the service capacity of YIZHIHUA in providing general contract services and project management services, and a reasonable buffer to accommodate reasonably foreseeable changes in the Group’s expansion plan, project timetable, design and specification requirements and cost inflation.

The increase in the proposed annual caps under the First Renewed YIZHIHUA Agreements as compared with the historical transaction amounts primarily reflects the expected decoration and renovation requirements arising from the Group’s expansion and renovation plan, having taken into account the expected number, scope of services and implementation timetable of the relevant projects, in particular the expected increase in general contracting projects in Malaysia and certain projects for secondary branded restaurants, which involve higher fees per project than project management services.

Information on the Parties

The Company is an investment holding company, and its subsidiaries are principally engaged in restaurant operations, delivery business, and the sale of condiment products and food ingredients in overseas markets outside Greater China.

YIZHIHUA is principally engaged in providing decoration related services overseas.

Listing Rules Implications

As of the date of this announcement, Mr. ZHANG Shuoyi is the director of YIZHIHUA and owns 100% of the equity interests in YIZHIHUA. Mr. ZHANG Shuoyi is the brother of Mr. ZHANG Yong, one of the Controlling Shareholders. Therefore, YIZHIHUA is an associate of Mr. ZHANG Yong and a connected person of the Company, and the transactions under the First Renewed YIZHIHUA Agreements constitute continuing connected transactions of the Company under the Listing Rules. Since the highest of all applicable percentage ratios (as defined in Rule 14.07 of the Listing Rules) in respect of the proposed annual caps of the First Renewed YIZHIHUA Agreements will be more than 0.1% but less than 5%, the transactions contemplated thereunder are subject to reporting, annual review and announcement requirements, but exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL

Directors’ Confirmation

The Directors (including the independent non-executive Directors) are of the view that (i) the Second Renewed Yihai Master Purchase Agreement and the First Renewed YIZHIHUA Agreements as set out above have been entered into in the ordinary and usual course of business on normal commercial terms or better to the Group, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and (ii) the Proposed Annual Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

To the best knowledge, belief and information of the Company, having made all reasonable enquiries, save for Ms. SHU Ping, who has abstained from voting on the relevant Board resolutions, no Director has a material interest in the Second Renewed Yihai Master Purchase Agreement and First Renewed YIZHIHUA Agreements or the transactions contemplated thereunder and no other Director is required to abstain from voting on the relevant Board resolutions.

The Extraordinary General Meeting

In respect of the Second Renewed Yihai Master Purchase Agreement and the transactions and proposed annual caps thereunder, (i) an Extraordinary General Meeting will be convened by the Company for the Independent Shareholders to consider and, if thought fit, to approve the same; (ii) the Independent Board Committee comprising all the independent non-executive Directors has been formed to advise the Independent Shareholders; and (iii) Gram Capital, a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO, has been appointed as the Independent Financial Adviser to the Independent Board Committee and Independent Shareholders.

In accordance with the Listing Rules, any Shareholder who has a material interest in the Second Renewed Yihai Master Purchase Agreement, the transactions contemplated thereunder or the proposed annual caps, and his/her/its associates shall abstain from voting on the resolutions approving the same.

To the best knowledge, belief and information of the Directors, having made all reasonable enquiries, Mr. ZHANG Yong, Ms. SHU Ping, Mr. Sean SHI and Ms. Hailey LEE and their respective associates, namely, ZY NP LTD, SP NP LTD, SYH NP LTD and LHY NP LTD, are deemed to have material interests in the transactions contemplated under the Second Renewed Yihai Master Purchase Agreement and will abstain from voting on the relevant resolutions. As at the date of this announcement, Futu Trustee Limited, the trustee of the Share Award Scheme, held 61,933,000 Shares, representing 9.52% of the issued share capital of the Company, for the purpose of unvested awards under the Share Award Scheme. Futu Trustee Limited will abstain from voting at the Extraordinary General Meeting pursuant to Rule 17.05A of the Listing Rules.

Apart from the above, no Shareholder has a material interest in the proposed resolutions, and no other Shareholder is required to abstain from voting on such resolutions.

The Company will issue a circular containing, among others, further details of the Second Renewed Yihai Master Purchase Agreement, the transactions and the proposed annual caps thereunder, a letter of advice from the Independent Board Committee to the Independent Shareholders, a letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders, and the notice convening the Extraordinary General Meeting. As additional time is required to prepare and finalize the information to be included in the circular, the circular is expected to be made available by the Company to the Shareholders by electronic means, with printed copies dispatched upon request, on or before November 19, 2026.

INTERNAL CONTROL MEASURES

The Group has a comprehensive internal control system to ensure that continuing connected transactions are fair and reasonable, are conducted on normal commercial terms or better and in the ordinary course of business of the Group, and are in the interests of the Company and the Shareholders as a whole. The system also supports the assessment of whether the Proposed Annual Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole. The measures include documented supplier and product comparisons, cross-departmental review by procurement, business operations, finance, legal, risk control and the Board office, monthly monitoring of actual and forecast amounts, escalation of potential cap overruns and retention of supporting records.

(i)	The Company has designated a team of senior management from business operation, legal, risk control and finance departments and Board office to monitor the continuing connected transactions and ensure that the continuing connected transactions with the abovementioned connected persons are on an arm’s length basis and that the annual caps are not exceeded. Such team of senior management continuously traces and regularly monitors the progress of the continuing connected transactions and reports to the management of the Company;

(ii)	The team of senior management and the internal control department of the Group organize and run internal control tests regularly to evaluate the completeness and effectiveness of the internal control measures in relation to continuing connected transactions;

(iii)	The Company has set up a specialized team of experienced employees specializing in restaurant management and operation to assess, among others, the professional qualifications, team size, capabilities and historical experience of the product and/or service providers based on its business needs. In addition, to avoid potential conflict of interest and ensure fairness of the assessment, members in the aforesaid specialized team cannot be the key contact persons reaching out to the relevant product and/or service providers. As at the date of this announcement, each of Yihai and YIZHIHUA has passed the supplier review process of the Group and has been added into the “Qualified Supplier List” maintained by the Group;

(iv)	The legal department of the Group is responsible for identifying connected persons of the Group from new customers or suppliers on a regular basis and updating the connected persons list. The finance department of the Group would monitor on an on-going basis the actual transaction amounts with the connected persons to ensure that such amounts do not exceed the relevant annual caps;

(v)	Before entering into any implementation agreement or subcontract, or agreeing on or adjusting the price lists for products and/or services supplied, pursuant to an agreement for continuing connected transactions, the legal department and/or finance department of the Group review the terms of the proposed arrangements, draft subcontracts or price adjustments to ensure compliance with the agreement and the pricing policy. The procurement and business teams will also document the comparable supplier or product screening criteria, including product specifications, quality and food-safety requirements, delivery terms, geographic market, order volume, payment terms, capacity and historical performance;

(vi)	The procurement department of the Group regularly checks on the prevailing market price for the purpose of considering if the price charged for a specific transaction is fair and reasonable and in accordance with the pricing basis for the relevant continuing connected transactions. The procurement team will from time to time (on a regular basis and/or prior to price negotiation) gather market intelligence by way of research and investigation to ascertain the quality of the products compared to similar products/services in the market and the reference price of each type of the products/services in the market;

(vii)	The team of senior management of the Group collects and reviews the continuing connected transactions each month to confirm that (a) the connected parties have fulfilled the terms of the agreements in relation to continuing connected transactions during the relevant month; and (b) the actual transaction amounts incurred and estimated to be incurred between the Group and the connected parties are within the annual caps;

(viii)	The Board conducts an annual review of the implementation of continuing connected transactions and a semi-annual review of financial statements that include disclosure of such transactions. The review includes compliance with the relevant agreement, the pricing policy, the annual caps and the approval and record-retention procedures;

(ix)	The independent non-executive Directors conduct an annual review of the continuing connected transactions and provide annual confirmations in the Company’s annual report as to whether the transactions were conducted (a) in the Group’s ordinary course of business; (b) on normal commercial terms or better; (c) in accordance with the relevant agreements and the pricing policy; and (d) on terms that were fair and reasonable and in the interests of the Company and the Shareholders as a whole;

(x)	The audit committee of the Company reviews the annual financial statements, annual report, interim financial statements and interim report, including the disclosure and analysis of the implementation of continuing connected transactions, and considers whether the terms are fair and reasonable and whether the transaction amounts are within the relevant annual caps. The audit committee also reviews the adequacy of the supporting records and the remediation of any control exceptions;

(xi)	To assist the Company in complying with the applicable rules listed in Chapter 14A of the Listing Rules, the external auditor of the Company performs work on the Company’s continuing connected transactions in accordance with the requirements of “Hong Kong Standard on Assurance Engagements 3000 (Revised) – Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to “Practice Note 740 (Revised) – Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants, and issues a letter in respect of the continuing connected transactions disclosed in the Company’s annual report in accordance with the applicable accounting standards and the Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall, unless the context requires otherwise, have the following meanings:

“ADS(s)”	American depositary share(s), each of which represents 10 ordinary Shares

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors

“China”, “Chinese Mainland” or “PRC”	the People’s Republic of China and, except where the context requires, references in this announcement to the PRC or China exclude Hong Kong Special Administrative Region, Macau Special Administrative Region of the PRC and Taiwan Region of the PRC

“Company”	SUPER HI INTERNATIONAL HOLDING LTD. (特海国际控股有限公司), a company incorporated under the laws of the Cayman Islands with limited liability on May 6, 2022, whose Shares are listed on the main board of the Stock Exchange with stock code 9658 and whose ADSs are listed on Nasdaq under the symbol HDL

“Condiments Formulae”	the proprietary formulae used for the production of the SUPER HI Customized Products, which are owned by the Group in regions outside Greater China and differ from the formulae used by Yihai Group in producing its other condiment products

“connected person(s)”	has the meaning ascribed thereto in the Listing Rules

“continuing connected transactions”	has the meaning ascribed thereto in the Listing Rules

“Controlling Shareholder(s)”	has the meaning ascribed thereto under the Listing Rules and, unless the context requires otherwise, refers to Mr. ZHANG Yong (張勇) and Ms. SHU Ping (舒萍), who are spouses of each other, together with ZY NP LTD and SP NP LTD

“Director(s)”	director(s) of the Company

“Existing Yihai Master Purchase Agreement”	the renewed master purchase agreement entered into between the Company and Yihai (each for itself and on behalf of its subsidiaries) on October 17, 2023

“Extraordinary General Meeting”	the extraordinary general meeting of the Company to be held to consider and, if thought fit, to approve the Second Renewed Yihai Master Purchase Agreement, the transactions and proposed annual caps thereunder

“First Renewed Master Decoration Project General Contract Service Agreement”	the renewed master decoration project general contract service agreement entered into between the Company and YIZHIHUA (each for itself and on behalf of its subsidiaries) on October 26, 2026

“First Renewed Master Decoration Project Management Service Agreement”	the renewed master decoration project management service agreement entered into between the Company and YIZHIHUA (each for itself and on behalf of its subsidiaries) on October 26, 2026

“First Renewed YIZHIHUA Agreements”	the First Renewed Master Decoration Project Management Service Agreement and the First Renewed Master Decoration Project General Contract Service Agreement

“General Products”	collectively, (i) the Yihai retail products, being hot pot soup base flavorings, compound condiment products and other condiment products manufactured by Yihai Group using formulae owned by Yihai Group and sold by Yihai Group to the market generally, including any such condiment products newly developed by Yihai Group for external sale from time to time; and (ii) the convenient ready-to-eat food products, being self-heating hot pot products, instant rice products, instant powder and noodle products, snack foods and other related products, in each case purchased by the Group for display and sale to consumers in the restaurants and on the online platforms of the Group. The specific types of products falling within the above categories are to be agreed between the parties from time to time

“Greater China”	Chinese Mainland, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the Taiwan Region

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board comprising all independent non-executive Directors, namely Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent, established to advise the Independent Shareholders on the Second Renewed Yihai Master Purchase Agreement and the transactions and the proposed annual caps thereunder

“Independent Financial Adviser” or “Gram Capital”	Gram Capital Limited, a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO, being the independent financial adviser to the Independent Board Committee and Independent Shareholders in relation to the Second Renewed Yihai Master Purchase Agreement, the transactions contemplated thereunder and the Proposed Annual Caps related thereto

“Independent Shareholders”	has the meaning ascribed thereto under the Listing Rules; and, in relation to the Second Renewed Yihai Master Purchase Agreement, means the Shareholders other than Mr. ZHANG Yong, Ms. SHU Ping, Mr. Sean SHI, Ms. Hailey LEE, ZY NP LTD, SP NP LTD, SYH NP LTD and LHY NP LTD and their respective associates

“Independent Third Party(ies)”	an individual or a company which, to the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, is not a connected person of the Company within the meaning of the Listing Rules

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time

“Master Decoration Project General Contract Service Agreement”	the master decoration project general contract service agreement entered into between the Company and YIZHIHUA (each for itself and on behalf of its subsidiaries) on October 17, 2023

“New Master Decoration Project Management Service Agreement”	the new master decoration project management service agreement entered into between the Company and YIZHIHUA (each for itself and on behalf of its subsidiaries) on October 17, 2023

“Pomegranate Plan”	the Group’s plan to develop and operate restaurants under secondary brands other than the Haidilao brand

“Proposed Annual Caps”	the proposed annual caps under the Second Renewed Yihai Master Purchase Agreement and the First Renewed YIZHIHUA Agreements for the three years ending December 31, 2027, 2028 and 2029

“Second Renewed Yihai Master Purchase Agreement”	the second renewed master purchase agreement entered into between the Company and Yihai (each for itself and on behalf of its subsidiaries) on October 26, 2026

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time

“Share Award Scheme”	the share award scheme adopted by the Company on June 24, 2022, as amended from time to time

“Share(s)”	ordinary share(s) in the share capital of the Company with nominal value of US$0.000005 each, excluding ADSs

“Shareholder(s)”	holder(s) of Shares whose name(s) appear in the register of members of the Company, excluding ADS holders solely in their capacity as holders or beneficial owners of ADSs

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed thereto in the Listing Rules

“SUPER HI Customized Products”	hot pot soup base flavorings, hot pot dipping sauces, compound condiment products and other customized products (e.g. seasoned hot pot soup bases with ingredients and certain semi-finished food ingredients) manufactured and supplied by Yihai Group using the Condiments Formulae owned by the Group, provided to consumers together with meals, in each case for the Group’s internal use and for use in the operation of the restaurants of the Group

“US$”	the United States dollars, the lawful currency of the United States

“Yihai”	Yihai International Holding Ltd. (頤海國際控股有限公司), an exempted company with limited liability incorporated in the Cayman Islands on October 18, 2013 and listed on the main board of the Stock Exchange with stock code 1579 (which was controlled by Mr. ZHANG Yong and Ms. SHU Ping as at the date of this announcement) and thus is a connected person of the Company

“Yihai Group”	the group of companies comprising Yihai and its subsidiaries

“YIZHIHUA”	YIZHIHUA (SINGAPORE) CO. PTE. LTD., a private company limited by shares incorporated in Singapore on October 4, 2022, which was wholly-owned by Mr. ZHANG Shuoyi, as of the date of this announcement

“YIZHIHUA Agreements”	the New Master Decoration Project Management Service Agreement and the Master Decoration Project General Contract Service Agreement entered into between the Company and YIZHIHUA (each for itself and on behalf of its subsidiaries) on October 17, 2023

“%”	percentage

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairperson

Singapore, October 26, 2026

As at the date of this announcement, the Board comprises Ms. SHU Ping as the chairperson and non-executive Director; Mr. LI Yu, Mr. YOON Daejin and Ms. JIANG Bingyu as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.